UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Levi Strauss & Co.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

52736R102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ] Rule 13d-1(b)

[     ] Rule 13d-1(c)

            [ X ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 52736R102

1.	Names of Reporting Persons. Jennifer C. Haas

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) X

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 21,004,698
6. Shared Voting Power 0
7. Sole Dispositive Power 21,004,698
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,004,698

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 17.6%*

12.	Type of Reporting Person (See Instructions) IN

* Represents shares of the Issuer’s Class B Common Stock, each share of which is convertible into one share of the Stock. Also includes shares that Ms. Haas beneficially owns directly and shares that she may be deemed to beneficially own indirectly through (1) trusts of which she is trustee, (2) a custodial account of which she is custodian for the benefit of others and for which she has sole voting and investment power, and (3) a limited liability company of which she is manager for the benefit of others and for which she has sole voting and investment power. The percent of the class is calculated based on 98,205,835 shares outstanding of the Issuer’s Class A Common Stock as of January 20, 2022, as reported on the Issuer’s Form 10-K filed on January 26, 2022.

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CUSIP No. 52736R102

Item 1.

(a)	Name of Issuer Levi Strauss & Co.

(b)	Address of Issuer’s Principal Executive Offices 1155 Battery Street, San Francisco, CA 94111

Item 2.

(a)	The name of the person filing this statement is Jennifer C. Haas.

(b)	The principal business office of the filing person is located at: c/o Argonaut Securities Company, 1155 Battery Street, San Francisco, CA 94111

(c)	The filing person is a U.S. citizen.

(d)	This statement relates to shares of the Issuer’s Class A Common Stock (the “Stock”).

(e)	The CUSIP number of the Issuer is: 52736R102
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CUSIP No. 52736R102

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	[ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h)	[ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ] A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

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Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Material to Be Filed as Exhibits

Exhibit A Limited Power of Attorney

Item 11.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2022

/s/ Joan L. Grant
Joan L. Grant as attorney-in-fact for Jennifer C. Haas.
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CUSIP No. 52736R102

EXHIBIT A
LIMITED POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints each of Parker B. Phillips, Minna B. Baughman, Patrick R. McCabe, Joan L. Grant and Shartsis Friese LLP, each acting individually, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

A.       prepare, execute, acknowledge, deliver and file Forms ID, Schedules 13D and 13G, and Forms 3, 4 and 5 (including any amendments thereto and any related documents) with the United States Securities and Exchange Commission and any national securities exchanges relating to securities of Levi Strauss & Co. (“LS&Co.”), as considered necessary or advisable under Regulation S-T and Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and the rules and regulations thereunder, as amended from time to time (the “Exchange Act”); and

B.       seek or obtain, as the undersigned’s representative and on the undersigned’s behalf, information on transactions in the securities of LS&Co. from any person, including brokers and transfer agents, and the undersigned hereby authorizes any such person to release any such information to any such attorney-in-fact and approves and ratifies any such release of information; and

C.       perform any and all other acts that in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

The undersigned acknowledges that:

1.       this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in his or her discretion on information provided to him or her without independent verification of such information;

2.       any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

3.       none of such attorneys-in-fact assumes (a) any liability for the undersigned’s responsibility to comply with Exchange Act requirements or the requirements of any other laws, (b) any liability of the undersigned for any failure to comply with such requirements, or (c) any obligation or liability of the undersigned for profit disgorgement under Section 16(b) of the Exchange Act; and

4.       this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act or any other laws, including without limitation, the reporting requirements under Section 16 of the Exchange Act.

The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done under this Limited Power of Attorney.

This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

The undersigned has executed this Limited Power of Attorney as of November 28, 2020.

/s/ Jennifer C. Haas
Signature

Jennifer C. Haas
Print Name